DISCOUNT COUPONS CORPORATION
5584 Rio Vista Drive
Clearwater, FL 33760
(727) 324-0161

October 25, 2012

VIA EDGAR and FEDERAL EXPRESS
Matthew Crispino
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Discount Coupons Corporation
Registration Statement on Form S-1
Filed August 23, 2012
File No. 333-183521

Dear Mr. Matthew Crispino:

We are in receipt of your comment letter dated September 19, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.

ANSWER: In response to the Staff’s comment, the Company as provided the requested disclosure.

2. You report in your selling security holder disclosure that the selling shareholders received their shares in a total of five private offerings made pursuant to Regulation D.  We note, however, that you have only filed two Forms D with the Commission.  Please advise.

ANSWER: In response to the Staff’s comment, the Company has filed two Form D amendments that accurately describe the offering of the Company’s securities pursuant to Regulation D Rule 506.

Registration Statement Facing Page

3. We note that the principal address for your company listed on the website of the Florida Department of State’s Divisions of Corporations is different than the address listed on the facing page of your registration statement.  Please advise.

ANSWER: The address listed on the facing page of the Company’s registration statement is correct.  We have contacted the Florida Department of State’s Divisions of Corporations to change the listed address to accurately reflect the correct principal address.

Registration Statement Fee Table

4. It appears that the maximum aggregate offering price of your offering should be $2,748,705.75 rather than $2,748,720.70.  Please advise.

ANSWER: In response to the Staff’s comment, we have corrected the maximum aggregate offering price to $2,748,705.75.

Risk Factors, page 2

General

5. It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act.  As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants.  Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

ANSWER: In response to the Staff’s comment, we have included a risk factor on page 10 of the registration statement informing investors that we will not be subject to Section 12 of the Securities Exchange Act and the resulting impact on the Company.

6. It appears reasonably likely that you will have less than 300 record shareholders at your next fiscal year end and at the conclusion of the offering.  As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective.  Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

ANSWER: In response to the Staff’s comment, we have included a risk factor on page 10 of the registration statement informing investors that we may not be obligated to file periodic reports under Section 15(d) of the Securities Exchange Act.

“Our business is highly competitive…,” page 3

7. We note that there is another risk factor on page 12 that addresses competition in your industry.  Please combine these risk factors.

ANSWER: In response to the Staff’s comment, we have combined the identified risk factors.

Description of Business

Customers, page 22

8. We note you report generating over 12,000 subscribers to your email notification list.  Describe the nature of these subscriptions.  For example, what is the average length of the term, if any, for these subscriptions and do these subscriptions renew automatically?

ANSWER: In response to the Staff’s comment, we have provided disclosure on page 22 which describes the nature of the subscriptions.

Competition, page 22

9. Revise to describe the methods of competition in your industry.  See Item 101(h)(4)(iv) of Regulation S-K.  We note the disclosure on page 19 of your document.

ANSWER: In response to the Staff’s comment, we have provided disclosure that describes the methods of competition in our industry.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations, page 26

10. Please provide a discussion of your results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010 and for the interim period ended June 30, 2012 compared to the interim period ended June 30, 2011.  Your discussion of revenues should distinguish your revenues between coupon sales and consulting revenue.  Refer to Item 303 of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have provided a discussion of our results of operations for the financial periods pursuant to Item 303 of Regulation S-K.  The consulting revenue is immaterial to the operations of the business.  Accordingly, revenues are not distinguished.

Liquidity and Capital Resources, page 26

11. Please provide a discussion of your cash flows for the periods presented in your filing.  Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

ANSWER: In response to the Staff’s comment, we have provided the required disclosure.

12. You state you anticipate needing additional funds of approximately $2,000,000 to execute your “expansion plan” for the next 12 months.  Please disclose in this section the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.  If that period is less than one year from the date of the prospectus, state the dollar amount of additional funding needed to provide sufficient capital for operations for a minimum of one year following the date of the prospectus.  Also, state the extent to which you are currently using funds in your operations on a monthly basis.

ANSWER:  In response to the Staff’s comment, we have provided the required disclosure indicating the minimum period of time that we can continue planned operations with current capital resources, amount of additional funding need, and the extent to which we are currently using funds in our operations on a monthly basis.

13. Please provide a detailed description of the actions and timing of your expansion plan over the next 12 month, including quantitative disclosure regarding any material anticipated capital expenditures related to such plan.  See Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

ANSWER: In response to the Staff’s comment, we have provided a more detailed description of the actions and timing of our expansion plan that the Company intends to undertake over the next 12 month period.

14. We note that you currently have $447,500 in outstanding debt as a result of two promissory notes with third-party investors.  Please address this debt in this section or advise.  Refer to Item 303(a)(1)  of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have revised our disclosure according to Item 303(a)(1) of Regulation S-K.

Executive Compensation, page 30

15. In footnotes to the summary compensation table, please disclose the items of compensation included in the “all other compensation” column for Messrs. Martin and Winkler.  Refer to Item 402(o)(7) of Regulation S-K.  Also, please provide the “Outstanding Equity Awards at Fiscal Year-End” table.  Refer to Item 402(p) of Regulation S-K.

ANSWER:  In response to the Staff’s comment, we have provided the required disclosure.

Certain Relationships and Related Transactions, page 31

16. Please identify the shareholder who co-owns JACZ, LLC with your vice president or advise why this disclosure is not required.  Also, identify the “certain shareholders” that were issued your common stock for services rendered during the quarter ended June 30, 2012, and describe the services that were performed for the Company.  Refer to Item 404(a) of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have provided disclosure that shareholders, Charles Zitsman and Jane Andrews, have voting control over JACZ, LLC.  Pursuant to Item 404(a) of Regulation S-k, we are not required to disclose the “certain shareholders” because the transaction did not involve an amount that exceed $120,000.

Notes to Financial Statements

Note 3. Summary of significant accounting policies, page F-5

17. Revise to disclose whether you have more than one reportable operating segment.  See FASB ASC 280-10-50-10.  In addition, you should disclose the revenue from external customers for each product and service.  See FASB ASC 280-10-50-40.

ANSWER:  There is only one reportable segment.  Consulting services sales are immaterial and are not part of the overall long-term plan for the company.

Note 8. Stock options, page F-27

18. Your disclosure does not appear to include all of the disclosures related to stock options.  Please ensure your footnote includes all of the appropriate disclosures included in FASB ASC 718-10-50.  In addition, in light of your significant stock-based compensation expense, please include your stock compensation policy as a critical accounting policy.  This disclosure should include a discussion of your key assumptions.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to reflect the correct amount of stock options.  On page 28 (original page F-27), the narrative section of the footnote has been revised to add clarity to the overall discussion of stock options.  We also added a table below the narrative section to better present options outstanding and exercisable at December 31, 2012.  With reference to stock compensation policy, we had previously provided a comprehensive stock-based compensation policy in our footnote, Summary of significant accounting policies on page244 (original page F-23), however, we added an additional discussion under the sub-heading subheading, Stock-based compensation expense (page F-25), to provide a more specific discussion of how we record and classify stock compensation expense in our financial statements.

19. Your disclosure on page 18 indicates that you issued 1,191,968 options with 66,221 options being exercised in 2011.  Your table on page F-28 indicates that you granted 993,306 options and no options were exercised in 2011.  Please reconcile these differences.  In addition, the number of outstanding options for 2012 disclosed on page 18 appears to be inconsistent with the table on page F-13.  Please reconcile these numbers.

ANSWER: The original footnotes only disclosed stock options issued to employees, with a separate disclosure for stock options issued to non-employees.  The footnotes have been adjusted to reflect all stock options issued so as to reconcile to the S1.  The table presented on original page F-28 has been revised on page F-29 (new page) to include all options issued to employees, board members, and consultants outstanding and excisable at December 31, 2011.  The options shown as outstanding on page F-29 now agree with the options outstanding on page 18.

Also, the outstanding options disclosed on page F-13 have been reconciled to now agree with number outstanding on page 18.

Signatures

20. Revise your registration statement so that it is signed by the individual or individuals serving as your principal financial officer and your principal accounting officer or controller.  See Instructions to Signatures of Form S-1.

ANSWER: In response to the Staff’s comment, the individual serving as principal financing officer and principal accounting officer have signed the registration statement.

Sincerely,

Pat Martin
Chief Executive Officer